UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

KORE Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50066V107
(CUSIP Number)

May 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FINCO I Intermediate Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,233,823[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,233,823[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________
1	Solely in its capacity as the sole member of Fortress Investment Group LLC, which may be deemed to indirectly beneficially own the securities reported herein.

2
The percentage of Common Stock (as defined below in Item 2(d)) is based on 83,196,842 shares outstanding as of May 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024, plus 9,233,823 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FINCO I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,233,8231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,233,8231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%2
12	TYPE OF REPORTING PERSON OO, HC

________
1	Solely in its capacity as the sole member of FINCO I Intermediate Holdco LLC.

2
The percentage of Common Stock (as defined below in Item 2(d)) is based on 83,196,842 shares outstanding as of May 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024, plus 9,233,823 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FIG Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,233,8231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,233,8231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%2
12	TYPE OF REPORTING PERSON OO, HC

________
1	Solely in its capacity as the sole member of FINCO I LLC.

2
The percentage of Common Stock (as defined below in Item 2(d)) is based on 83,196,842 shares outstanding as of May 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024, plus 9,233,823 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Foundation Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,233,823
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,233,823
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%1
12	TYPE OF REPORTING PERSON PN, HC

________
1	Solely in its capacity as the sole member of FIG Parent, LLC.

2
The percentage of Common Stock (as defined below in Item 2(d)) is based on 83,196,842 shares outstanding as of May 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024, plus 9,233,823 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FIG Buyer GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,233,8231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,233,8231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%2
12	TYPE OF REPORTING PERSON OO, HC

________
1	Solely in its capacity as the general partner of Foundation Holdco LP.

2
The percentage of Common Stock (as defined below in Item 2(d)) is based on 83,196,842 shares outstanding as of May 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024, plus 9,233,823 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

EXPLANATORY NOTE

The securities reported herein may be deemed to be indirectly beneficially owned by Fortress Investment Group LLC (“Fortress Investment Group”).  Fortress Investment Group and certain of its affiliates (the “Other Fortress Entities”, and together with Fortress Investment Group, “Fortress”) filed a Schedule 13G on November 8, 2021, as amended by Amendment No. 1 thereto filed on February 11, 2022, as amended by Amendment No. 2 thereto filed on February 10, 2023, as amended by Amendment No. 3 thereto filed on February 9, 2024 (collectively, the “Initial Fortress Schedule 13D”).  On May 14, 2024, pursuant to an internal reorganization (the “Internal Reorganization”) consummated in connection with a series of transactions involving Fortress management, Mubadala Investment Company (“Mubadala”) and SoftBank Group Corp., in which Fortress management and a consortium led by Mubadala’s wholly owned asset management subsidiary Mubadala Capital, indirectly acquired all of the economic interest in Fortress Investment Group (the “Mubadala Transaction”), the Reporting Persons (as defined below) may be deemed to have acquired beneficial ownership of the securities beneficially owned by Fortress Investment Group at the time of the Mubadala Transaction reported herein.  This Statement represents an initial Schedule 13G filed by the Reporting Persons with respect to their beneficial ownership of the securities reported herein.  The Other Fortress Entities have separately filed a Schedule 13G reporting their beneficial ownership in Issuer (as defined below) securities.  The Reporting Persons intend to file any future required Schedule 13G amendments jointly with the Other Fortress Entities, if applicable.

Item 1(a)	Name of Issuer

The name of the issuer is KORE Group Holdings, Inc. (the “Issuer”).

Item 1(b)          Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at: 3 Ravinia Drive NE, Suite 500, Atlanta, GA, 30346.

Item 2(a)	Name of Person Filing

This statement is filed by (collectively, the “Reporting Persons”):

(i)	FINCO I Intermediate Holdco LLC, a Delaware limited liability company (“FINCO I IH”), is the sole member of Fortress Investment Group;
(ii)	FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH;
(iii)	FIG Parent, LLC, a Delaware limited liability company (“FIG Parent”), is the sole member of FINCO I LLC;
(iv)	Foundation Holdco LP, a Delaware limited partnership (“Foundation Holdco”), is the sole member of FIG Parent;
(v)	FIG Buyer GP, LLC, a Delaware limited liability company (“FIG Buyer”), is the general partner of Foundation Holdco;

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is filed as Exhibit A herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e)	CUSIP No.

50066V107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.

Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons may be deemed to beneficially own 9,233,823 shares of Common Stock, consisting of notes convertible into 9,233,823 shares.

The number of shares of Common Stock into which certain notes of the Issuer are convertible is limited pursuant to the terms of such notes to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”).  In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the notes of the Issuer to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation.  Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 366,177 shares of Common Stock into which such notes would otherwise be convertible.

(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2024

FINCO I INTERMEDIATE HOLDCO LLC

By: /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FINCO I LLC

By: /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG PARENT, LLC

By: /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FOUNDATION HOLDCO LP
By: FIG Buyer GP, LLC, its general partner

By: /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG BUYER GP, LLC

By: /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary